CLSA Americas, LLC

(a wholly-owned subsidiary of CLSA BV)

Statement of Financial Condition

Pursuant to the Securities Exchange Act of 1934, Rule 17a-5
December 31, 2016
(With Independent Auditor's Report Thereon)



SI N

17010022

SEC
Mail Processing
Section

MAR 01 2017

Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69166

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLSA Americas, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of the Americas 15th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Richard Gould III and William Holub, swear (or affirm) that, to the best of our knowledge and belief the accompanying statement of financial condition pertaining to the firm of CLSA Americas, LLC, as of December 31, 2016, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Richard Gould III
Chief Executive Officer

William Holub
Chief Financial Officer

Notary Public

This report ** contains (check all applicable boxes):


GUAN WU YE
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Registration #01YE6344548
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X (a) Facing Page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Cash Flows.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A compliance report as required by 17C.F.R. 240.17a-5(d)(1) and (3)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA BV)

December 31, 2016

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Board of Managers of CLSA Americas, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of CLSA Americas, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2017

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

CLSA AMERICAS, LLC
(a wholly-owned subsidiary of CLSA BV)

Statement of Financial Condition

December 31, 2016

(U.S. dollars in thousands)

ASSETS

Cash and cash equivalents	$	76,223
Cash and securities segregated under Federal and other regulations		2,500
Restricted cash		1,663
Receivables:		
Clearing firm		3,917
Brokers and dealers		668
Customers		2,402
Affiliates		1,511
Securities owned, at fair value		3
Furniture and equipment, net of accumulated depreciation of $5,427		3,512
Other assets		2,624
Total assets	**$**	**95,023**

LIABILITIES AND MEMBER'S EQUITY

Payables:		
Brokers and dealers	$	1,345
Customers		668
Due to affiliates		665
Accrued compensation and benefits		17,567
Accrued expenses and other liabilities		10,713
Total liabilities	**$**	**30,958**
Commitments and contingencies, Note 15		
Member's equity		64,065
Total liabilities and member's equity	**$**	**95,023**

Notes to Statement of Financial Condition

December 31, 2016

(U.S. dollars in thousands unless otherwise noted)

(1) Business Description and Organization

CLSA Americas, LLC (the "Company") is a wholly-owned subsidiary of CLSA BV ("CLSA" or the "Parent"), which is indirectly wholly-owned by CITIC Securities Co., Ltd., the holding company for an international group of related financial services companies. The Company is a single member Limited Liability Company ("LLC") with the Parent, a Netherlands corporation, as the sole member. The Company is a regulated member of The New York Stock Exchange, the Financial Industry Regulatory Authority, Inc. ("FINRA"), and other market centers and self-regulatory organizations. The Company provides brokerage and equity research services to institutional investors. In addition, the Company is the U.S. representative broker for CLSA and certain of its subsidiaries, as well as Credit Agricole Securities (Taiwan) Co. Ltd. in compliance with the U.S. Securities Exchange Act of 1934, as amended ("Exchange Act"), Rule 15a-6 (providing "15a-6 services"). The Company also performs IT and certain middle and back office service for affiliates.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Use of Estimates

The preparation of the Statement of Financial Condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, and overnight demand deposits that are primarily maintained at one major global bank. Given this concentration, the Company is exposed to certain credit risk. Due to the short-term nature of these instruments, the recorded value has been determined to approximate fair value.

(d) Loss Contingencies

With respect to all significant matters, the Company considers the likelihood of a negative outcome. If the Company determines the likelihood of a negative outcome is probable, and the amount of the loss can be reasonably estimated, the Company records an estimated loss for the expected outcome of the matter. If the likelihood of a negative outcome is at least reasonably possible, and no accrual for an estimated loss has been made or an exposure to loss exists in excess of the amount accrued, the Company discloses that fact together with the estimate of the possible loss or range of loss, or a statement that such an estimate cannot be made.

(e) ***Commission Management Program***

The Company and its affiliates enter into Client Commission Arrangements and Commission Sharing Agreements ("CCAs"/"CSAs") with customers. CSA/CCA customers may allocate a portion of their gross commissions to pay for investment related research and authorized brokerage related services provided by third parties or the Company and its affiliates in accordance with SEC Rule 28(e).

The Company executes CCAs or CSAs with Americas-domiciled clients. On trades where the Company's affiliates recognize the commission revenue, those affiliates recognize the commission sharing expense and pay this expense to the Company. The related receivable of $1,376 consists of $476 in receivables from affiliates, and $900 netted in payable to affiliates.

The Company's affiliates execute CCAs or CSAs with non-Americas domiciled clients. On trades where the company recognizes the commission revenue, the Company recognizes the commission sharing expense and pays this expense to its affiliates.

Included in Accrued expenses and other liabilities is $5,866 representing amounts eligible for payment for investment related research and authorized brokerage related services.

(f) ***Income Taxes***

The Company has elected to be treated as a corporation for U.S. Tax purposes.

Deferred income taxes are recorded for the effects of temporary differences between the reported amounts in the Statement of Financial Condition and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. The Company assesses its ability to realize deferred tax assets primarily based on the Company's future earnings potential and the reversal of taxable temporary differences when recognizing deferred assets. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company follows accounting principles related to the accounting for uncertainty in income taxes. In this regard, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The tax expense to be recognized is measured as the amount of expense that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

(g) ***Securities Owned, at fair value***

Trading investments are stated at fair value with unrealized gains and losses reported in net income. Realized gains and losses on the sale of investments are included in income on a trade date basis.

See *Note 8*, Fair Value, for additional detail.

(h) Employee Benefit Plan

The Company's contributions to the defined contribution plan are predetermined by the terms of the plan, which outline the amount to be contributed for each employee for each year.

See *Note 11*, Employee Benefit Plans, for additional detail.

(i) Deferred Compensation

The Company amortizes deferred compensation on a straight-line method over the life of the award. Amounts are adjusted annually based upon the change in the underlying value of the deferred bonus units.

See *Note 14*, Deferred Compensation, for additional detail.

(j) Receivables from/Payables to Brokers and Dealers

Receivables from brokers and dealers include securities failed-to-deliver. Payables to brokers and dealers include securities failed-to-receive.

(k) Receivables from/Payables to Customers

Receivables from customers include securities failed-to-deliver and receivables for research services invoices issued. Payables to customers include securities failed-to-receive.

(l) Receivables from Clearing Firm

Securities transactions are cleared through the Company's clearing firm on a fully-disclosed basis. Receivables from clearing firm include commissions earned on these transactions less costs charged by the clearing firm to settle these transactions. Receivables from clearing firm also include cash or deficit cash balances in the Company's proprietary accounts at the clearing firm, and a $1,000 cash clearing deposit.

(m) Furniture and Equipment

The Company's policy is to capitalize furniture, equipment and software with a cost greater than $2. The Company depreciates its capitalized assets over the estimated useful life, which typically ranges from 3 to 5 years.

(U.S. dollars in thousands unless otherwise noted)

(3) Accounting Pronouncements Not Yet Adopted

In May 2014, the Financial Accounting Standard Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers. The amendment is effective retrospectively for fiscal years (and interim reporting periods within those years) beginning after December 15, 2017. Management is currently evaluating the impact that the adoption of this standard will have on our financial statements.

In February 2016 the Financial Accounting Standard Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02. Leases. The amendment is effective under the modified retrospective transition approach for fiscal years (and interim reporting periods within those years) beginning after December 15, 2018. Management is currently evaluating the impact that the adoption of this standard will have on our financial statements.

(4) Cash and securities segregated under Federal and other regulations

The Company is required to calculate the reserve requirements under Rule 15c3-3 of the Exchange Act ("Rule 15c3-3"). In connection with that requirement, as of December 31, 2016, $2,500 of cash was segregated in a special reserve bank custody account for the exclusive benefit of customers under Rule 15c3-3.

(5) Restricted Cash

The Company has entered into a sub-lease that expires in February 2023, in accordance with the terms of the sub-lease the Company's bank has issued a Letter of Credit ("LOC") in the name of the sub-landlord. As of December 31, 2016, $1,663 of cash was segregated in a separate non-interest bearing bank account in support of such LOC.

(6) Receivables from and Payables to Brokers and Dealers

Amounts receivable from and payable to brokers and dealers as of December 31, 2016, consisted of the following:

	Receivables	Payables
Receivables/payables on unsettled trades	-	-
Securities failed-to-deliver/receive	668	1,345
	$ 668	**$ 1,345**

(7) Furniture and Equipment, net

The Company's furniture and equipment as of December 31, 2016, consisted of the following:

Furniture and fixtures	358
Computer equipment and hardware	6,761
Software	1,333
Capitalized lease assets	487
	8,939
Less: Accumulated depreciation/amortization	(5,427)
	$ 3,512

(8) Fair Value

FASB Accounting Standards Codification ("ASC") 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

- Level 1 – Quoted prices in active markets for identical assets or liabilities as of the reported date.
- Level 2 – Quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.
- Level 3 – Prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU 2010-6") requires the following disclosures: significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and additional disclosures in the reconciliation of Level 3 activity including information on gross basis for purchases, sales, issuances and settlements. The Company's policy is to recognize transfers between levels at year-end. For the year ended December 31, 2016, the Company did not have any such transfers.

The table below presents the carrying value of the Company's financial instruments at fair value. The table excludes the values of non-financial assets and liabilities.

	Level 1	Level 2	Level 3	Total
Equity securities[(1)]	$ 3	-	-	3
Total assets measured at fair value	**$ 3**	**-**	**-**	**3**

(1) Primarily long positions in corporate equities held for corporate access purposes.

Following is a description of the fair value methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

- Equity securities: The Company holds equity securities, which consist principally of long positions in corporate equities with quoted prices in active markets and are included in Level 1 of the valuation hierarchy.

(U.S. dollars in thousands unless otherwise noted)

Estimated Fair Value of Financial Instruments Not Measured at Fair Value

The Company estimates that the fair value of its remaining financial instruments as recognized on the Statement of Financial Condition approximates their carrying value because they have limited counterparty credit risk and are short-term replaceable on demand or bear interest at market rates.

	Fair Value			Carrying
	Level 1	Level 2	Level 3	Value
Cash and cash equivalents	$ 76,223	-	-	76,223
Cash and securities segregated	2,500	-	-	2,500
Restricted cash	1,663	-	-	1,663
Receivables-Clearing Firm	-	3,917	-	3,917
Receivables-Brokers and dealers	-	668	-	668
Receivables-Customers	-	2,402	-	2,402
Receivables-Affiliates	-	1,511	-	1,511
Total assets	**$ 80,386**	**8,498**	**-**	**88,884**

	Fair Value			Carrying
	Level 1	Level 2	Level 3	Value
Payables-Brokers and dealers	-	1,345	-	1,345
Payables-Customers	-	668	-	668
Payables-Affiliates	-	665	-	665
Total liabilities	**$ -**	**2,678**	**-**	**2,678**

(9) Income Taxes

The Company is a Limited Liability Company which has elected to be subject to federal and state corporate income taxes.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are associated with bonuses that are not currently deductible for tax purposes, depreciation not currently deductible for tax purposes, deferred rent and net operating loss carryforward. The tax effect of significant items comprising the net deferred tax asset is as follows:

Deferred tax asset:

Differences between book and tax basis:

Compensation	$ 6,188
Deferred rent	629
Depreciation	300
Net operating loss and other carryforward	21,742
Valuation Allowance	(28,859)
Net deferred tax asset	$ -

(U.S. dollars in thousands unless otherwise noted)

As the Company continues to recognize losses, Management has established a full valuation allowance of $28,859 against the deferred tax asset, as it is more likely than not that the deferred tax asset will not be realizable. For the year ended December 31, 2016 the Valuation Allowance increased by $2,718.

The principal reasons for the difference between the effective tax rates and the Federal corporate statutory tax rate of 34% are the valuation allowance established against the deferred tax asset, non-deductibility of travel and entertainment expenses and state taxes.

The Company is subject to taxation in the United States and various state and local jurisdictions. As of December 31, 2016, the Company's tax returns for 2013to 2015 are subject to examination by state and local tax authorities, and the Company's tax return for 2015 is subject to examination by the Federal tax authority. The Internal Revenue Service completed its examination of the Company's 2013 and 2014 Federal corporate income tax returns during 2016, with no proposed adjustments. As of December 31, 2016 and 2015, the Company has no amount of unrecognized tax benefits. For the year ended December 31, 2016 the Company has not recognized any amounts associated with unrecognized tax benefits.

As of December 31, 2016 the Company has a Federal net operating loss carryforward of $56,456 which begin to expire in 2034.

As of December 31, 2016 the Company has State and Local net operating loss carryforwards of $45,736 which begin to expire in 2026.

(10) Related Party Transactions

Expenses are allocated to the Company by CLSA Limited ("Limited"), SetClear Pte. Ltd. ("SetClear"), CLSA (UK) Ltd. ("UK") and CLSA Singapore ("CLSS") in accordance with Service Level Agreements ("SLA"s). The services provided to the Company primarily relate to technology, management, research, and sales, trading and marketing services. The related payable of $786 consists of $789 payable to affiliates, and $3 receivable from affiliates.

Certain expenses of the Company incurred in the normal course of business are paid by Limited and other affiliates. The related payable of $26 is included in payables to affiliates.

The Company allocates expenses to Limited, SetClear, GM and CLSA India Private Ltd ("CLSAI") in accordance with SLAs. The services provided to affiliates primarily relate to sales, trading and marketing services, technology and certain other middle and back office functions. The related receivable of $2,775 consists of $974 in receivables from affiliates, and $1,801 netted in payables to affiliates.

Certain expenses of the Company's affiliates incurred in the normal course of business are paid by the Company. The related receivable of $51 consists of $14 in receivables from affiliates, and $37 netted in payable to affiliates.

The Company executes orders for Limited and CLSA Global Markets Pte. Ltd. ("GM"), on which it earns execution fees. These orders are only in securities listed or traded on markets in North or South America. The related receivable of $139 consists of $53 in receivables from affiliates, and $86 netted in payable to affiliates.

The Company recognizes commission income earned from European-domiciled clients trading Americas markets generated by the UK-based Americas sales, trading and marketing desk. The related receivable of $65 is netted in payables to affiliates.

(U.S. dollars in thousands unless otherwise noted)

The Company acts as the collection agent for all payments for research and retention services from Americas-domiciled clients. This means certain amounts of funds received are payments for research services provided by other CLSA entities. The Company collected or issued research invoices for $9,671 of which $3,361 was for research services provided by Limited. The payable of $843 as of December 31, 2016, is included in payables to affiliates. The Company collected or issued retention invoices for $9,449 of which $7,343 was for research services provided by Limited. The payable of $1,832 as of December 31, 2016, is included in payables to affiliates. During the year ended December 31, 2016, the Company also received payment for $146 of invoices issued directly by affiliates, which were paid to affiliates.

Limited acts as the collection agent for all payments for retention services from non-Americas-domiciled clients. This means certain amounts of funds received are payments for research services provided by the Company. The receivable of $12 as of December 31, 2016, is netted in payable to affiliates.

The Company accrued CCA/CSA account credits due to affiliates for non-Americas domiciled clients. The related payable consists of $80 included in payable to affiliates.

The Company has a cash account with HSBC in Hong Kong ("cash pool account"). This account is a part of the CLSA Group intercompany cash pooling arrangement with HSBC. Under this arrangement, while all funds contributed to the pool remain in the contributing company's cash account, the Parent can draw against such funds. The Company earns a guaranteed interest rate on funds in the cash pool account, which is paid to the Company by HSBC and the Parent. Receivable from affiliates as of December 31, 2016, included a balance of $4.

As of December 31, 2016, the amount in the Company's cash pool account was $2,249, included in "Cash and cash equivalents" on the Statement of Financial Condition. Such amount is considered a nonallowable asset for capital purposes under the Uniform Net Capital Rule 15c3-1 of the Exchange Act.

The Company has a $200,000 uncommitted revolving credit facility (the "Credit Facility") with CLSA Finance Limited, an affiliate, with no established maturity date. The Credit Facility is available for the Company's business purposes. The Company can draw directly under the Credit Facility and management does not currently expect to draw on the Credit Facility.

The Credit Facility includes customary events of default (with customary grace periods, as applicable), including provisions under which, upon the occurrence of an event of default, all outstanding loans accelerated and/or lender's commitments may be terminated. Also, under such provisions, upon the occurrence of certain insolvency- or bankruptcy-related events of default, all amounts payable under the Credit Facility would automatically become immediately due and payable, and the lender's commitments would automatically terminate.

Amounts under the Credit Facility may be borrowed, repaid and re-borrowed by the Company from time to time. Voluntary prepayments by the Company are permitted at any time without fee. Borrowings under the Credit Facility bear interest at a prevailing market rate to be agreed between the parties from time to time.

During the year ended December 31, 2016, the Company did not draw upon the Credit Facility. As of December 31, 2016, the Company had no amounts outstanding under the Credit Facility.

(U.S. dollars in thousands unless otherwise noted)

(11) Employee Benefit Plans

The Company sponsors a defined contribution plan. The 401(k) savings plan allows participants to make before-tax contributions from 1% to 100% of their compensation, subject to the maximum allowable contribution as established by the Internal Revenue Code. The Company makes matching contributions, which will not exceed more than a total of 6% of the employee's eligible compensation. Participants are immediately vested in their contributions, earnings thereon, and employer match in the plan.

Accrued compensation and benefits contained a liability of $0.

(12) Regulatory Requirements

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC Exchange Act. The Company computes its net capital under the alternative method permitted by the rule, which requires that minimum net capital, as defined, exceed the greater of $250 or two percent of aggregate debit items included in the Customer Reserve Calculation, as defined by Rule 15c3-3 of the Exchange Act. As of December 31, 2016, the Company had net capital of $52,362 which was $52,112 in excess of the minimum net capital requirement of $250. Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, FINRA and other securities agencies. As an introducing broker, regulated by the CFTC, the Company is subject to a minimum capital requirement of two percent of aggregate debit items included in the Customer Reserve Calculation. As of December 31, 2016, the CFTC capital requirement was $40.

The Company is required to comply with SEC Rule 15c3-3 for all foreign transactions cleared on a delivery-versus-payment ("DVP") or receipt-versus-payment ("RVP") basis. The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(ii) for all domestic transactions cleared through another U.S. broker-dealer on a fully disclosed basis.

(13) Risk Management

(a) Customer Activities

In the normal course of business, the Company's brokerage activities involve the execution of various customer securities trades, which may expose the Company to off-balance sheet risk by requiring the Company to purchase or sell securities at prevailing market prices in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on a DVP/RVP basis.

In accordance with industry practice, the Company records customer transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The risks assumed by the Company in connection with these transactions are not currently expected to have a material adverse effect upon the Company's Statement of Financial Condition.

(b) Other Counterparties

The Company is engaged in various brokerage activities on behalf of clients. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of the instrument.

(c) Market Risk

Market risk is defined as the exposure to adverse changes in the market value of a security due to the change in the values of various risk factors. The four standard market risk categories are equity, interest rate, currency and commodity.

The Company does not engage in proprietary trading activities. As such, the Company does not hold overnight positions.

In the course of broking the Company will, from time to time, facilitate customer orders that result in market risk exposures. The Company manages the market risks associated with these activities by completing the transactions in a short period of time in a trading day. In addition, such transactions are monitored through a variety of risk measures and techniques, by establishing intra-day limits and by monitoring exposures and limits on a daily basis.

(U.S. dollars in thousands unless otherwise noted)

(14) Deferred Compensation

The Company's employees are eligible for the Parent's share-based compensation plan ("SBCP") for services rendered. Share-based compensation is granted to eligible participants in the form of Deferred Bonus Units ("DBU"s) and accounted for as cash-settled share-based payment arrangements.

As defined in the plan, the valuation of DBUs is driven by the value of the Parent. This value is calculated as a multiple of the Net Asset Value ("NAV") of the consolidated accounts of the Parent, subject to minimum and maximum multiples. DBUs are valued twice per calendar year. The December 31st valuation of the Parent is estimated each December, and the DBU value is adjusted accordingly, if material. Once the December 31st audited consolidated accounts of the Parent are available, the December 31st valuation of the Parent is finalized, and the DBU value is adjusted accordingly. The amount of all SBCP awards and payments are determined based on the latest valuation of the Parent.

The vesting of DBUs is generally conditional upon the eligible employees' continued employment with the Company during the vesting period(s), with accelerated vesting of awards in certain circumstances.

There was no net deferred tax benefit related to this expense, as a full valuation allowance is recorded against future taxable benefit. Included in Accrued Compensation and benefits is $12,363 payable under the SBCP.

	Units	Value
Balance, January 1, 2016	3,945,759	13,652
Granted	2,195,074	7,529
Transfers	(3,536)	(12)
Change in Value	-	(118)
Forfeited	(287,869)	(988)
Payments	(874,761)	(3,000)
Balance, December 31, 2016	**4,974,667**	**$ 17,063**

As of December 31, 2016, the number of DBUs vested is 1,557,111 which are expected to be paid in accordance with the plan.

(U.S. dollars in thousands unless otherwise noted)

(15) Commitments and Contingencies

The Company has entered into various office and data center leases/sub-leases.

As of December 31, 2016, future minimum lease payments due under operating leases are approximately as follows:

Year Ending December 31,	Minimum Lease Payments Due
2017	$ 4,299
2018	4,309
2019	4,200
2020	4,132
2021	3,822
Thereafter	4,233
Total	**24,995**

The amount of unvested share-based compensation and deferred compensation commitments as of December 31, 2016 was $5,359.

(16) Subsequent Events

We evaluated subsequent events through February 28, 2017, the date the Statement of Financial Condition was available to be issued. No subsequent events were identified that require adjustment in the Statement of Financial Condition.

The Parent has decided to restructure the Company's offering of US brokerage and equity research services to institutional investors. As such, in late February 2017 the Company discontinued the offering of US sales and research services to its clients. In connection therewith, the Company expects to close all of its offices within the United States except its New York office. The Company is in the process of assessing the impact of this restructuring and expects to recognize costs associated with this action of between $15 million and $25 million.